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SEC
Mail Processing
Section
FEB 2 1 2013
Washington DC
400

[redacted]

SECU 13011661 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Annascaul Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 High Ridge Road
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Landers (203) 321-2133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue, 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/26/13

5/2/13

OATH OR AFFIRMATION

I, Patrick Landers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Annascaul Advisors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY OZORIA
Notary Public, State of New York
No 01OZ6226725
Qualified in New York County
Commission Expires August 16, 2014

[signature]
Signature

MANAGING MEMBER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012
With Independent Auditor's Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

The report accompanying the statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

CONTENTS

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

INDEPENDENT AUDITOR'S REPORT

The Managing Member
Annascaul Advisors LLC
Stamford, Connecticut

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Annascaul Advisors LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 20, 2013

ANNASCAUL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets

Cash and cash equivalents	$	103,330
Computers and other equipment, at cost less accumulated depreciation of $14,584		-
Other assets		1,610
	$	104,940

Liabilities and Members' Capital

Liabilities:		
Accrued expenses	$	10,463
Members' capital		94,477
	$	104,940

See accompanying notes to financial statement.

Note 1 - Organization and nature of business

Annascaul Advisors LLC (the "Company"), a Delaware corporation, was formed to provide investment banking financial advisory services to various clients. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company has two classes of members' interests. The two classes are identical except that the Class A member possesses total voting power. The Class A member contributed $1 to the Company while the Class B member contributed $150,000 to the Company.

Profits and losses are allocated to the members based on their proportion of contributed capital. As of December 31, 2012, the Members' Capital applicable to the Class A member was $1 and the Members' Capital applicable to the Class B member was $94,476.

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

During 2012, to preserve working capital, the Company did not make guaranteed payments to a member and pay salary to an officer. The Company plans to continue this practice throughout 2013. Also, both members of the Class B member of the Company have committed to providing financial support to the Company, as necessary, to enable the Company to meet its working capital needs through at least February 2014.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Computers and other equipment

Computers and other equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Note 2 - Summary of significant accounting policies (cont'd)

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's open tax years include 2009 through 2012.

Note 3 – Commitments and contingencies

The lease for the Company's office facilities is for a one year period from June 1, 2012 to May 31, 2013. Should the Company wish to continue the lease for an additional twelve month period, an increase in the monthly lease amount may apply.

Note 4 - Computers and other equipment

At December 31, 2012, computers and other equipment consist of the following:

Computers and other equipment	$	14,584
Less: accumulated depreciation		14,584
	$	-

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2012.

Note 6 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance may exceed this limit from time-to-time.

In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $92,867 which was $87,867 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .113 to 1.

Note 8 – SEC Rule 15c3-3

The Company does not carry customer account and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section (k)(2)(i).

Note 9 - Subsequent events

Management has evaluated subsequent events through the date this statement of financial condition was issued.